NOVA MINING CORPORATION
2903 ½ Frank Gay Rd.

Marcellus, New York 13108

November 2, 2011

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Appeal, and Mining

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Nova Mining Corporation

Form 10-Q for the Fiscal Year Ended

February 28, 2011

Filed June 29, 2011

Nova Mining Corporation

Form 10-Q for the Quarter Ended

May 31, 2011

Filed July 5, 2011

Nova Mining Corporation

Form 10-Q for the Quarter Ended

August 31, 2011

Filed September 16, 2011

Commission File No. 000-52668 that was used in previous Nova Mining Corporation filings has been corrected on current filings to Commission File No. 333-136663

Dear Tia L. Jenkins:

By letter dated October 26, 2011, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Nova Mining Corporation (“Nova Mining” or the “Company,” “we,” “us” or “our”) with its comments on the Company’s (i) Annual report on Form 10-K, (ii) Quarterly reports on Form 10-Q, as amended, filed on November 2, 2011. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended February 28, 2011

Item 9A. Controls and Procedures p.24

1.

We note your management assessed the effectiveness of your internal control over financing reporting as of February 28, 2011.  However, you have not included on the effectiveness of your internal control over financial reporting.  Given that you have identified a material weakness in your internal control over financial reporting, it appears that your internal control over financial reporting was not effective.  Please revise to state in unequivocal language whether your internal control over financial reporting was effective or ineffective.

RESPONSE:

We have revised Item 9A. Control and Procedures; Management’s Report on Internal Control over Financial Reporting to clearly state the internal control over financial reporting was not effective as follows:

Subsequent to filing on June 29, 2011 our Annual Report on Form 10-K for the year ended February 28, 2011 and on November --,2011 the Amendment to our Annual Report on Form 10-K/A for the year ended February 28, 2011 with the Commission, management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that the Company’s internal controls over financial reporting are not effective because as noted in the Annual Report, we have limited resources available.

Form 10-K for the Fiscal Year Ended February 28, 2011

Form 10-Q for the quarterly period ended May 31, 2011

Form 10-Q for the quarterly period ended August 31, 2011

Evaluation of Disclosure Controls and Procedures, page 25.

2.

We note your conclusion on the effectiveness of your disclosure controls and procedures was based upon and as of the date of that evaluation.  However, you did not mention the date of the evaluation in your disclosure.  We note the similar issue in your disclosures in Form 10-Q for the quarterly period ended May 31, 2011 and August 31, 2011.  Please revise to provide conclusions on the effectiveness of your disclosure controls and procedures as of the end of the period covered by each report.  Refer to Item 307 of Regulations S-K.

RESPONSE:

We have revised Evaluation of Disclosure and Procedures to clearly state the date of the evaluation in our disclosure and the conclusions on the effectiveness of our disclosure controls and procedures as of the end of the period covered by each report.

February 28, 2011 10-K/A revised as follows:

Our Chief Executive Officer and Chief Financial Officer, Carmen Joseph Carbona has reviewed the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as of the end of the period covered by the report February 28, 2011 and has concluded that (i) the Company’s disclosure controls and procedures are not effective

May 31, 2011 10-Q/A revised as follows:

Our Chief Executive Officer and Chief Financial Officer, Carmen Joseph Carbona has reviewed the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as of the end of the period covered by the report May 31, 2011 and has concluded that (i) the Company’s disclosure controls and procedures are not effective

August 31, 2011 10-Q/A revised as follows:

.

Our Chief Executive Officer and Chief Financial Officer, Carmen Joseph Carbona has reviewed the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as of the end of the period covered by the report August 31, 2011 and has concluded that (i) the Company’s disclosure controls and procedures are not effective

Form 10-K for the Fiscal Year Ended February 28, 2011

Form 10-Q for the quarterly period ended May 31, 2011

Form 10-Q for the quarterly period ended August 31, 2011

Changes in Internal Control Over Financial Reporting, page 25.

3.

We note your disclosure that there were no changes in your internal control over financial reporting subsequent to the date of evaluation.  We note a similar issue in your Form 10-Q for the Fiscal Quarters Ended Mary 31, 2011 and August 31, 2011.  Please revise to specifically disclose any change in internal control over financial reporting that occurred during the registrant’s last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Refer to Item 308 (c) of Regulation S-K.

RESPONSE:

We revised the Changes in Internal Control Over Financial to clearly state the date of our disclosure that there were no changes in internal control over financial reporting as of the end of the period covered by each report .

February 28, 2011 10-K/A revised as follows:

There were no changes in our internal control over financial reporting identified in connection with our evaluation of these controls as of the end of our last fiscal quarter as covered by this report on February 28, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

May 31, 2011 10-Q/A revised as follows:

There were no changes in our internal control over financial reporting identified in connection with our evaluation of these controls as of the end of our last fiscal quarter as covered by this report on May 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

August 31, 2011 10-Q/A revised as follows:

There were no changes in our internal control over financial reporting identified in connection with our evaluation of these controls as of the end of our last fiscal quarter as covered by this report on August 31, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Form 10-Q for the quarterly period ended August 31, 2011

4.

In future filings, including any amendments to this Form 10-Q, please indicate on the cover page by check mark whether you submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

RESPONSE:

We revised the August 31, 2011 10Q/A to include the following on the cover page:

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  [X]  Yes  [  ] No

.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose  the  Commission from taking any action with respect to the filing; and

•

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Carmen Joseph Carbona

Carmen Joseph Carbona

President and Chief Executive Officer